UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

THE COLUMBIA BANK 401(K) PLAN & TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

______________________________________________________________________________

THE COLUMBIA BANK 401K PLAN AND TRUST

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2006 AND 2005

THE COLUMBIA BANK 401 K PLAN AND TRUST

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

The Columbia Bank 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Columbia Bank 401(k) Plan and Trust (the Plan), as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Baltimore, Maryland

June 29, 2007

THE COLUMBIA BANK 401 (k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments, at fair value (note 3)	$18,057,897	$15,784,230
Receivables:
Participant contributions	39,056	59,888
Employer contributions	16,093	23,853
Due from broker for securities sold	84,803	-
Accrued investment income	34,014	-
Total receivables	173,966	83,741
Cash	1,761	-
Net assets available for benefits	$18,233,624	$15,867,971

See accompanying notes to financial statements.

THE COLUMBIA BANK 401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$809,958	$381,778
Net appreciation in fair value of investments (note 3)	852,235	1,692,502
	1,662,193	2,074,280
Contributions:
Participant	1,351,162	1,306,624
Employer	595,178	568,392
Rollover	34,535	61,706
	1,980,875	1,936,722
Total additions	3,643,068	4,011,002
Deductions:
Benefits paid to participants	1,267,235	2,129,035
Administrative expenses	10,180	5,820
Total deductions	1,277,415	2,134,855
Net increase in net assets available for benefits	2,365,653	1,876,147
Net assets available for benefits:
Beginning of year	15,867,971	13,991,824
End of year	$18,233,624	$15,867,971

See accompanying notes to financial statements.

THE COLUMBIA BANK 401 (k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(1) Description of Plan

The following description of The Columbia Bank 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan sponsored by The Columbia Bank (the Company) and covering all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In December 2006, the Plan was amended to establish an employee stock ownership plan within and as a part of the Plan effective January 1, 2007.

Effective February 1, 2006, the former sponsor of the Plan, Columbia Bancorp, merged with and into Fulton Financial Corporation (Fulton). The merger was consummated pursuant to a previously announced Agreement and Plan of Merger, dated July 26, 2005, between Fulton and Columbia Bancorp. On the effective date of the merger, all participants in the Plan became 100% vested in their accounts, 156,921 shares of Columbia Bancorp stock were redeemed for cash at $42.48 per share totaling $6,666,000 and 8,961 shares of Columbia Bancorp stock were exchanged for 20,834 shares of Fulton stock.

On February 1, 2006, the Plan was amended and restated to change the sponsor to The Columbia Bank and was renamed The Columbia Bank 401(k) Plan and Trust (formerly Columbia Bancorp 401(k) Plan and Trust).

On March 7, 2005, DailyAccess.Com, Inc. amended the prototype plan to reduce the involuntary cash-out threshold from $5,000 and $1,000. In addition, rollover contributions and earnings thereon will be taken into account in determining whether the $1,000 threshold has been exceeded. The provisions of the amendment apply with respect to distributions made on or after March 28, 2005.

(b) Contributions

Each year, participants may contribute from 1% to 100% of eligible annual compensation, as defined in the Plan, subject to the limits established by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

(Continued)

THE COLUMBIA BANK 401 (k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

Matching contributions are made by the Company at its discretion in an amount determined annually by the Company. During 2006 and 2005, the Company contributed 50% of the employee’s contributions up to the first 15% of the employee’s compensation. The Company’s matching contributions are allocated in the same manner as the participant’s contributions. The Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. All participants in the Plan on or before February 1, 2006 are 100% vested in their Company contributions. Participants entering the Plan subsequent to February 1, 2006 vest in Company contributions at a rate of 20% per year of service and are 100% vested at the completion of five years of service.

(e) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

(f) Payment of Benefits

Upon termination of service due to death, retirement, disability or other reasons, a participant receives the vested interest in his or her account as a lump sum distribution.

(Continued)

THE COLUMBIA BANK 401 (k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(g) Forfeited Accounts

Forfeitures of nonvested Company contributions are allocated to active participants pursuant to guidelines set forth in the Plan. Forfeitures totaled approximately $7,000 and $32,000 for the years ended December 31, 2006 and 2005, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Valuation and Income Recognition

The Plan’s investments are presented at fair value based on quoted market information. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the period in which the changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

(c) Administrative Expenses

The Company pays all of the Plan’s administrative expenses except for loan administration expenses, which are deducted directly from the individual participants’ accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) Benefits

Benefits are recorded when paid.

(Continued)

THE COLUMBIA BANK 401 (k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(f) Reclassifications

Certain amounts for 2005 have been reclassified to conform to the 2006 presentation.

(3) Investments

The following table presents the fair values of investments at December 31, 2006 and 2005, respectively. Those investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and/or 2005 are indicated by an “*”:

	2006	2005
Money market funds:
American Cash Management Trust*	$1,078,784	$954,141
Other	100,340	95,579
Mutual funds:
American Balanced Fund*	1,061,840	876,381
The Bond Fund of America*	1,261,288	493,878
EuroPacific Growth Fund*	1,401,790	438,429
Fundamental Investors*	1,523,075	916,309
The Growth Fund of America*	3,690,715	2,635,917
Columbia Acorn Fund*	1,172,498	346,792
Other	2,882,007	2,067,702
Common Stock:
Fulton Financial Corporation*	3,766,301	-
Columbia Bancorp*	-	6,845,108
Participant loans	119,259	113,994
	$18,057,897	$15,784,230

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Mutual funds	$701,886	$499,752
Common stock	150,349	1,192,750
	$852,235	$1,692,502

(Continued)

THE COLUMBIA BANK 401 (k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(4) Transactions with Parties in Interest

During the year ended December 31, 2006, the Plan invested in shares of Common Stock of Fulton Financial Corporation, parent company of The Columbia Bank. During the year ended December 31, 2005, the Plan invested in shares of Common Stock of Columbia Bancorp. Columbia Bancorp merged with and into Fulton Financial Corporation on February 1, 2006.

The Company pays all of the Plan’s administrative expenses except for loan administration expenses, which are deducted directly from the individual participants’ accounts.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA, resulting in 100% vesting of the interests of all participants.

(6) Tax Status

The Plan is a nonstandardized prototype plan sponsored by DailyAccess.Com, Inc. A favorable opinion letter issued by the Internal Revenue Service and dated June 20, 2002 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE COLUMBIA BANK 401 (k) PLAN AND TRUST

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2006

		(c)	(d)
	(b)	Description of investment including
	Identity of issuer, borrower,	maturity date, rate of interest,	Current
(a)	lessor or similar party	collateral, par, or maturity value	value
	Money market funds:
	American Funds	American Cash Management Trust	$1,078,784
	Goldman Sachs	Goldman Sachs Trust Financial Square
		Prime Obligations Fund	100,340
			1,179,124
	Mutual funds:
	American Funds	American Balanced Fund; 55,828 shares	1,061,840
	American Funds	U.S. Government Securities Fund; 11,754 shares	156,920
	American Funds	The Bond Fund of America; 94,691 shares	1,261,288
	American Funds	EuroPacific Growth Fund; 30,107 shares	1,401,790
	American Funds	Fundamental Investors; 38,029 shares	1,523,075
	American Funds	The Growth Fund of America; 112,282 shares	3,690,715
	American Funds	The New Economy Fund; 26,083 shares	696,435
	Columbia Funds	Columbia Acorn Fund; 40,403 shares	1,172,498
	Goldman Sachs	GS Growth Opportunities Fund; 23,432 shares	509,186
	Goldman Sachs	GS Small Cap Value Fund; 6,879 shares	303,470
	John Hancock Funds	Classic Value Fund; 20,805 shares	575,680
	AIM Investments	AIM S&P 500 Index Fund; 26,341 shares	388,795
	Scudder Investments	DWS Technology Fund; 21,516 shares	251,521
			12,993,213
	Common stock:
*	Fulton Financial Corporation	Common stock; 225,527 shares	3,766,301
*	Participant loans	Interest rates ranging from 5% - 10.5%	119,259
			$18,057,897
	* Party-in-interest
See accompanying report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Columbia Bank 401(k) Plan & Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Columbia Bank 401(k) Plan & Trust
June 29, 2007	By: /S/ Craig Hill

EXHIBIT INDEX

Exhibit Description

23.1	Consent of Independent Public Auditors

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

The Columbia Bank 401(k) Plan and Trust:

We consent to the incorporation by reference in the registration statement (No. 333-135839) on Form S-8 of Fulton Financial Corporation of our report dated June 29, 2007, with respect to the statements of net assets available for benefits of The Columbia Bank 401(k) Plan and Trust as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 report on Form 11-K of The Columbia Bank 401(k) Plan and Trust.

/s/ KPMG LLP

Baltimore, Maryland

June 29, 2007